UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of March 2014
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
Haikou, Hainan, People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated March 10, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  March 13, 2014

Exhibit No.	Description

1.	Press Release dated March 10, 2014

Exhibit 1

Jinpan International Reports Fourth Quarter and Full Year 2013 Financial Results

* Fourth quarter revenue increased 18.2% year-over-year to $63.1 million; Full year 2013 revenue increased 7.2% to a record $225.7 million

* Fourth quarter net income increased 6.2% year-over-year to $4.1 million, or $0.24 per share; Full year 2013 net income increased 17.8% to $16.6 million, or $0.99 per share

* Fiscal 2014 earnings outlook; net income expected to be in the range of $18.2 million to $19.1 million, or $1.09 to $1.14 per share, reflecting 10-15% growth

* In February 2014, Jinpan’s Board of Directors approved an increase in the Company’s quarterly dividend to $0.04 per common share

Carlstadt, N.J., March 10, 2014 - Jinpan International Limited. (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today reported unaudited consolidated financial results for the fourth quarter and full year ending December 31, 2013.

Fourth Quarter 2013 Results

Net sales for the fourth quarter were $63.1 million, an 18.2% increase from $53.4 million in the same period last year.  The increase was driven by robust growth in the Chinese market and a strong recovery in international sales.  In the fourth quarter, China sales increased 18.7% year-over-year to $57.5 million, or 91.1% of net sales, compared to $48.5 million, or 90.8% of net sales in the same period last year. Net sales outside of China for the quarter increased 14.3% year-over-year to $5.6 million, or 8.9% of net sales, compared to $4.9 million, or 9.2% of net sales for the same period last year.

The sales of cast resin and VPI transformers (excluding those for wind power applications), switchgears and unit substations increased 17.2% year-over-year to $58.5 million, or 92.7% of net sales in the fourth quarter, while wind energy products (cast resin transformers and VPI reactors for wind power applications) represented $4.6 million, or 7.3% of net sales during this quarter.

Gross profit in the fourth quarter increased 27.2% year over year to $20.7 million from $16.3 million in the same period last year.  Fourth quarter 2013 gross profit margin was 32.9%, compared to 30.5% in the prior year period. Gross margin in the fourth quarter increased compared to the same period last year due to a stabilized pricing environment and favorable raw material costs.

Selling and administrative expenses in the fourth quarter were $18.5 million, or 29.3% of net sales, compared to $14.0 million, or 26.2% of net sales in the same period last year.  Selling and administrative expenses increased from the same period last year due to higher sales volume and increased research and development expenses, which were abnormally low in the prior year period.

Operating income for the fourth quarter decreased 4.8% to $2.2 million, or 3.5% of net sales, from $2.3 million, or 4.4% of net sales, in the same period last year.

Net income for the fourth quarter increased 6.2% to $4.1 million, or $0.24 per diluted share, compared to $3.8 million, or $0.23 per diluted share, in the same period last year.  Fourth quarter net income, as a percentage of net sales, was 6.4% compared to 7.2% in the same period last year.

Full Year 2013 Results

Net sales for the full year 2013 were $225.7 million, a 7.2% increase from $210.5 million last year.  Gross profit in 2013 increased 5.3% to $72.4 million and gross profit margin decreased to 32.1%, compared to 32.7% during 2012.  Selling and administrative expenses were $55.7 million, compared to $53.9 million last year. The Company reclassified installation service fees of $4.4 million from selling expense to cost of goods sold for the year 2013.  Operating profit in 2013 increased 12.1% to $16.7 million, or 7.4% of net sales, compared to $14.9 million, or 7.1% of net sales, last year.  Net income in 2013 increased 17.8% to $16.6 million, or $0.99 per share, compared to $14.1 million, or $0.84 per share, in the prior year.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan International, stated, “We are pleased with our accomplishments during 2013, which translated into a return to growth and operating margin expansion for the year.  Our team’s exceptional execution on the ramp-up of production at our new Guilin facility enabled us to achieve record annual sales and has put us on a path for continued revenue and earnings growth.”

“We remain focused on the disciplined execution of our growth strategy.  We believe the key factors are in place to drive sustainable demand for our products within our core electrical infrastructure sector as well as within renewable energy sectors such as wind power and utility-scale solar.  Looking ahead, we anticipate steady demand from the domestic market and are making good progress with our international OEM customers.  Our optimism about our growth outlook is reflected by the Board of Directors’ recent decision to increase our quarterly dividend.”

 “At the end of December, our backlog equaled $100 million, down 27.5% from the prior year period and down 4.8% from the third quarter of 2013.  The increased production of standardized cast resin transformers from our Guilin facility has accelerated our average cycle time and enabled us to convert orders into revenue more quickly.  This is reflected by our record level of inventory turnover for 2013.  We are comfortable with our backlog and expect it to gradually increase from these levels as our business expands.”

Balance Sheet

As of December 31, 2013, the Company had $30.8 million in cash and cash equivalents, restricted cash, and short term investments, compared to $30.5 million as of December 31, 2012. The Company’s accounts receivable on December 31, 2013 totaled $144.6 million, compared to $124.6 million as of December 31, 2012.   Total bank loans outstanding at December 31, 2013 were $43.1 million, compared to $43.9 million at December 31, 2012.

Financial Outlook

For the full year 2014, the Company projects revenue and earnings growth of approximately 10% to 15% compared to 2013.  Net sales are expected to be in the range of $248 million to $260 million and net income is expected to be in the range of $18.2 million to $19.1 million, or $1.09 to $1.14 per share.

Conference Call Information

Jinpan’s management will host a conference call and webcast on Monday, March 10, 2014, at 4:30 p.m. Eastern Time.  Listeners may access the call by dialing 1-888-230-5498 (toll free) or 1-913-905-3226 (international).  A webcast will also be available via http://public.viavid.com, with event ID: 108065.  A replay of the call will be available through March 24, 2014, by dialing 1-877-870-5176, access code 9355802.

ABOUT JINPAN INTERNATIONAL

Jinpan International Limited (NASDAQ: JST) designs, manufactures, and markets electrical control and distribution equipment used in demanding industrial applications, utility projects, renewable energy installations, and infrastructure projects.  Major products include cast resin transformers, VPI transformers and reactors, switchgears, and unit substations.  Jinpan serves a wide range of customers in China and reaches international markets as a qualified supplier to leading global industrial electrical equipment manufacturers. Jinpan’s four manufacturing facilities in China are located in the cities of Haikou, Wuhan, Shanghai and Guilin.  The Company’s manufacturing facilities in China comprise the largest cast resin transformer production capacity in that country. The Company was founded in 1993.  Its principal executive offices are located in Haikou, Hainan, China and its United States office is based in Carlstadt, New Jersey.  For more information, visit www.jinpaninternational.com.

Safe Harbor Regarding Forward Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2012 and our subsequent reports on Form 6-K.  Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact Information:

At Jinpan International Ltd.: Mark Du Chief Financial Officer (201) 460-8778	At Tobin Tao & Company, Inc.: Mark Tobin (949) 870-9778 jinpan@tobintao.com

FINANCIAL STATEMENTS FOLLOW:

Jinpan International Limited and Subsidiaries
Consolidated Statements of Comprehensive Income (unaudited)
For the Three and Twelve Month Periods Ended December 31, 2013

	Three months ended		Twelve months ended
	December 31		December 31

	2013	2012	2013	2012
(In thousands, except per share data)	US$	US$	US$	US$

Net sales	63,148	53,422	225,727	210,537
Cost of Goods Sold	(42,399)	(37,112)	(153,325)	(141,747)
Gross Margin	20,749	16,310	72,402	68,790

Operating Expenses
Selling and administrative	(18,531)	(13,981)	(55,718)	(53,903)
Operating income	2,218	2,329	16,684	14,887

Interest Expenses	(731)	(325)	(2,072)	(1,766)
Other Income	2,781	2,287	4,636	3,223
Income before income taxes	4,268	4,291	19,248	16,344

Income taxes	(195)	(456)	(2,677)	(2,282)
Net income after taxes	4,073	3,835	16,571	14,062

Other comprehensive income (loss)
Foreign currency translation adjustment	(14)	(20)	(27)	(73)
Total comprehensive income	4,059	3,815	16,544	13,989

Earnings per share

-Basic	US$ 0.25	US$ 0.24	US$ 1.02	US$ 0.87

-Diluted	US$ 0.24	US$ 0.23	US$ 0.99	US$ 0.84

Weighted average number of shares

-Basic	16,230,165	16,170,107	16,230,165	16,170,107

-Diluted	16,631,378	16,701,657	16,711,192	16,717,277

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheet

	(Unaudited)	(Audited)
	December 31, 2013	December 31, 2012
(In thousands, except number of shares and per share data)	US$	US$
Assets
Current assets:
Cash and cash equivalents	24,582	18,510
Restricted cash	1,316	824
Short-term investment	4,920	11,137
Notes receivable	15,802	15,720
Accounts receivable, net	144,606	124,608
Inventories, net	33,614	29,565
Prepaid expenses	4,204	2,528
Land use right	367	366
Deferred tax assets	2,119	1,339
Other receivables	6,891	5,900
Total current assets	238,421	210,497

Property, plant and equipment, net	75,601	41,361
Construction-in-progress	3,787	29,196
Land use right	14,850	14,760
Goodwill	13,818	13,403
Other assets	90	32
Deferred tax assets	34	34

Total assets	346,601	309,283

Liabilities and shareholders' equity

Current liabilities:

Short-term bank loans	11,101	17,644
Accounts payable	27,013	25,029
Notes Payable	10,498	6,008
Income tax payable	2,516	1,880
Advances from customers	14,207	13,624
Other liabilities	30,339	22,844
Total current liabilities	95,674	87,029
Commitments and contingencies
Long term liability:
Deferred Income	4,785	3,080
Long Term bank loans	31,998	26,315
Total Liabilities	132,457	116,424

Shareholders' equity:
Convertible preferred stock, US$0.0045 par value:
Authorized shares - 2,000,000
Issued and outstanding shares – none in 2012 and 2011	-	-
Common stock, US$0.0045 par value:
Authorized shares – 40,000,000
Issued and outstanding shares –16,415,456 in 2013 and 16,395,456 in 2012	74	74
Common stock-warrants	-	-
Additional paid-in capital	37,726	37,374
Reserves	12,849	12,023
Retained earnings	136,874	123,065
Accumulated other comprehensive income	26,937	20,781
	214,460	193,317
Less: Treasury shares at cost,
Common stock –135,306 in 2013 and 215,306 in 2012	(316)	(458)
Total shareholders' equity	214,144	192,859

Total liabilities and shareholders' equity	346,601	309,283

Jinpan International Limited and Subsidiaries
Consolidated Statement of Cash Flows
For the Twelve Months Ended December 31, 2013 (unaudited)

	For the Twelve Months Ended
	December 31
	2013	2012
	US$	US$
(In thousands)

Operating Activities
Net Income	16,571	14,062
Adjustments to reconcile net income to
Net Cash provided by (used in ) operating activities:
Depreciation	6,491	5,246
Amortization of prepaid lease	372
Deferred Income Tax	(727)	(326)
Provision for doubtful debts	4,295	2,733
Loss/(gain) on disposal of fixed assets	(40)	(4)
Stock-based compensation Cost	277	406
Changes in operating assets and liabilities
Restricted Cash	(459)	(501)
Accounts Receivable	(20,188)	(16,671)
Notes Receivable	399	3,437
Inventories	(3,086)	7,192
Prepaid Expenses	(1,573)	10,743
Other Receivable	(852)	(426)
Accounts Payable	1,191	1,492
Notes Payable	4,238	(7,628)
Income Tax	569	(461)
Advance From customers	159	951
Other liabilities	6,700	(928)
Net Cash provided by ( used in ) operating activities	14,337	19,317
Investing activities
Purchases of property, plant and equipment	(370)	(8,787)
Proceeds from sales of property, plant and equipment	40	29
Payment for construction in progress	(12,667)	(26,751)
Purchase of Land use right	-	434
Sale of short term investment	57,179	12,711
Increase in short term investment	(50,719)	(23,834)
Receipt of government grant for new plant construction	1,582	3,080
Decrease in investment in Beijing Jinpan Huineng Co.	-	32
Net Cash provided by ( used in ) investing activities	(4,955)	(43,086)
Financing activities
Proceeds from bank loan	42,213	63,218
Repayment of bank loan	(44,400)	(42,315)
Proceeds from exercised stock option	216	21
Dividend paid	(1,950)	(2,912)
Net Cash provided by ( used in ) financing activities	(3,921)	18,012
Effect of exchange rate changes on cash	611	49
Net increase/(decrease) in cash and cash equivalents	6,072	(5,708)
Cash and Cash equivalents at beginning of year	18,510	24,218
Cash and Cash equivalents at end of year	24,582	18,510

Interest paid	2,724	1,673
Income Tax paid	2,470	3,027